SEC, Washington Exemption File No. 82-5079


Skandia

Press release

April 16, 2003


SEC MAIL PROCESSING
RECEIVED
APR 2 2 2003
WASH. D.C. 155 SECTION

Corporate Communications
S-103 50 Stockholm, Sweden
Telephone +46-8-788 25 00
Telefax +46-8-788 23 80
www.skandia.com

Office:
Sveavägen 44


03050332

Leif Victorin new acting CEO of Skandia

At the statutory meeting of Skandia's Board of Directors on 15 April 2003, in accordance with the recommendation of the Nominating Committee, Bengt Braun was elected as the new chairman of Skandia's Board. The Board also made the following decisions:

Leif Victorin has been appointed as acting CEO beginning 16 April 2003. He will take over for Lars-Eric Petersson, who will leave the company and its board.

"Leif Victorin left Skandia in 1997 after many successful years in the company. In his role as Executive Vice President of the company he has been, among other positions, head of the Nordic insurance operations, CEO of Skandia Liv and Chairman of Skandia International. His knowledge and experience make him an outstanding choice. The job of finding a new CEO will begin immediately," says Bengt Braun.

Project teams have been assigned to examine strategic alternatives, reporting, compensation, ethics as well as communication and information.

"It is important that these basic questions are addressed in consultation with the Board. Skandia's customers, shareholders and other interested parties must have confidence in what we do, why we do it and how we do it," says Braun.

Attorney Otto Rydbeck, in cooperation with authorized public accountant Göran Tidström, has been appointed to examine transactions between Skandia and Skandia Liv. In addition, their investigation will include an examination of the principles of embedded value and also principles, practices, and decision-making processes in regard to compensation of company executives and board members.

Press and analysts are invited to an informational meeting today, Wednesday, 16 April, 2003 at 10:00 a.m.
Place: Skandia, Sveavägen 44 in Stockholm

For further information, please contact:
Odd Eiken, Communications and Strategy, Skandia, tel. +46-8-788 25 00
Gunilla Svensson, Press Secretary, Skandia, tel. +46-70- 57 57 57 8

SEC, Washington Exemption File No. 82-5079



Press release

16 April 2003

Corporate Communications
S-103 50 Stockholm, Sweden
Telephone +46-8-788 10 00
Telefax +46-8-788 23 80
www.skandia.com

Office:
Sveavägen 44

Skandia's Annual General Meeting

Election of Directors and Directors' fees

At Skandia's Annual General Meeting on 15 April 2003, in accordance with the recommendation of the Nominating Committee, *Bengt Braun* was elected as a new Director on Skandia's Board for a term extending through the 2005 Annual General Meeting, and *Björn Björnsson* and *Leif Victorin* were elected as new Directors on Skandia's Board for terms extending through the 2004 Annual General Meeting.

Bengt Braun, born 1946, is President and CEO of the Bonnier Group, Chairman of Alma Media Oyj, Vice Chairman of Oriflame International, and a Director of AB Bonnierföretagen, Tieto-Enator AB and Hufvudstaden AB. He served as a Director on Skandia's Board 1989-2001. *Björn Björnsson*, born 1946, conducts consulting business in the financial sector and is a Director of Bure Equity AB, Billerud AB, JM AB and Öhman Kapitalförvaltning AB, among others. *Leif Victorin*, born 1940, served as an Executive Vice President of Skandia 1986-1997, Head of Skandia's Nordic operations 1990-1996, President of Skandia Liv 1990-1996, and Chairman of Skandia International 1996-1997.

In addition, *Oonagh McDonald*, *Lars-Eric Petersson* and *Clas Reuterskiöld* were re-elected as Directors of Skandia for terms extending through the 2005 Annual General Meeting.

As policyholder representatives on Skandia's Board for the coming year, the Swedish Consumer Agency and the Stockholm Chamber of Commerce appointed *Boel Flodgren* (re-election) and *Maria Lilja* (re-election), respectively.

Due to the fact that Willem Mesdag recently left the Board, the number of AGM-elected Directors decreased from eight to seven, in accordance with the Nominating Committee's recommendation.

Skandia's Board has the following composition: *Björn Björnsson, Bengt Braun, Boel Flodgren, Eero Heliövaara, Maria Lilja, Oonagh McDonald, Lars-Eric Petersson, Clas Reuterskiöld* and *Leif Victorin*, plus three employee representatives.



The Board's fee is unchanged from the preceding year. In contrast to previous years, there is no requirement to purchase Skandia shares. In addition, an appropriation of SEK 950,000 was made to be apportioned at the Board's discretion among the Directors in connection with their duties on Board committees.

Special Investigation

The Annual General Meeting resolved, in accordance with a revised proposal by the Swedish Shareholders' Association, to assign the Board with the task of commissioning a special investigation into certain, specifically indicated areas, for the purpose of restoring confidence in Skandia.

Nominating Committee

It was resolved that the Nominating Committee shall consist of six members appointed as follows:

- one representative for each of the four largest owners (owner-groups) of Skandia, to be appointed by the respective owners (owner-groups)
- one representative for the small and medium-sized shareholders of Skandia, to be appointed by the Skandia Shareholders' Association or similar
- one representative for the policyholders of Skandia Liv, to be appointed by the Stockholm Chamber of Commerce

Skandia's Chairman shall be co-opted to the Committee and be responsible for calling the Committee, while the representative of the largest owner (owner-group) shall serve as chairman of the Committee. Representatives of the largest owners shall be appointed based on the ownership structure of Skandia in connection with the release of the third-quarter interim report, and it shall also be indicated in the report which persons have been appointed to the Nominating Committee. The representative of the small and medium-sized shareholders shall also be appointed at this time.

The Nominating Committee's mandate shall entail the drafting and presentation of recommendations concerning:

- election of a person to serve as chairman of the General Meeting
- Directors' fees
- the number of Directors
- election of Directors
- Auditors' fees
- election of Auditors


Skandia

Dividend

The Annual General Meeting approved a dividend of SEK 0.30 per share and set the record date for payment of the dividend at 22 April 2003. Dividends are expected to be distributed from VPC on 25 April 2003.

For further information, please contact:
Odd Eiken, Executive Vice President, Communication & Strategy,
tel. Int. +46-8-788 28 80
Gunilla Svensson, Press Secretary, tel. Int. +46-8-788 42 97